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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                (Amendment No. 1)
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                          REGENCY HEALTH SERVICES, INC.
                            (Name of Subject Company)

                          REGENCY HEALTH SERVICES, INC.
                      (Name of Person(s) Filing Statement)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   758934-103
                       (CUSIP Number of Class Securities)

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                              David A. Grant, Esq.
                    Senior Vice President and General Counsel
                          Regency Health Services, Inc.
                                 2742 Dow Avenue
                            Tustin, California 92780
                                 (714) 544-4443
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 with a copy to:

                             Judith R. Thoyer, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000

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            This is Amendment No. 1 ("Amendment No. 1") to the original statement on Schedule 14D-9 filed by Regency Health Services, Inc. (the "Company"), dated August 1, 1997 (the "Schedule 14D-9"). This Amendment No. 1 amends Items 8 and 9 of the Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

      Item 8 is amended as follows:

      On August 22, 1997, the Company mailed to holders of its 9-7/8% Senior Subordinated Notes due 2003 and its 12-1/4% Subordinated Notes due 2003, a letter disclosing its position with respect to the tender offers commenced for such securities by Offeror in connection with the Offer. A copy of such letter is filed as Exhibit 5 hereto and is incorporated herein by reference in its entirety.

Item 9.  Material to be Filed as Exhibits.

      Item 9 is amended by adding the following:

      Exhibit 5 Letter from the Company to the holders of its 9-7/8% Senior Subordinated Notes due 2003 and 12-1/4% Subordinated Notes due 2003, dated August 22, 1997*

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*Not included in copies mailed to stockholders.





                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    By: /s/  David A. Grant
                                        ---------------------------
                                    Name:    David A. Grant
                                    Title:   Senior Vice President and
                                             General Counsel


Dated:  August 22, 1997